Designated Filer: FEINBERG LARRY N
Issuer & Ticket Symbol: Biolase, Inc. [BIOL]
Date of Event Requiring Statement: November 17, 2016

Explanation of Responses:
(1)
Oracle Partners, L.P. (“Partners”) owns 9,687,646 shares of Common Stock.  Oracle Institutional Partners, L.P. (“Institutional Partners”) owns 2,029,237 shares of Common Stock.  Oracle Ten Fund Master, L.P. (“Ten Fund”) owns 2,513,742 shares of Common Stock.  After giving effect to these transactions, The Feinberg Family Foundation (the “Foundation”) and Oracle Investment Management, Inc. Employees’ Retirement Plan (the “Retirement Plan”) own 49,500 and 218,201 shares of Common Stock, respectively.

Larry N. Feinberg serves as the managing member of Oracle Associates, LLC, the general partner of Partners, Institutional Partners and Ten Fund, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Partners, Institutional Partners and Ten Fund. Mr. Feinberg also serves as the trustee of the Foundation and is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Ten Fund and to the Retirement Plan. Accordingly, Mr. Feinberg may be deemed to be the beneficial owner of the shares beneficially owned by Ten Fund, the Foundation and Retirement Plan. Mr. Feinberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(2)
This amount represents the weighted average purchase price of the 5,000 shares of Common Stock purchased by the Foundation for $1.74 per share and the 13,514 shares of Common Stock purchased by Retirement Plan for $1.71 per share.

(3)
Partners owns 9,687,646 shares of Common Stock.  Institutional Partners owns 2,029,237 shares of Common Stock.  Ten Fund owns 2,513,742 shares of Common Stock. After giving effect to these transactions, the Foundation and Retirement Plan own 52,000 and 245,839 shares of Common Stock, respectively.

Larry N. Feinberg serves as the managing member of Oracle Associates, LLC, the general partner of Partners, Institutional Partners and Ten Fund, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Partners, Institutional Partners and Ten Fund. Mr. Feinberg also serves as the trustee of the Foundation and is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Ten Fund and to the Retirement Plan. Accordingly, Mr. Feinberg may be deemed to be the beneficial owner of the shares beneficially owned by Ten Fund, the Foundation and Retirement Plan. Mr. Feinberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(4)
This amount represents the weighted average purchase price of the 2,500 shares of Common Stock purchased by the Foundation for $1.70 per share and the 27,638 shares of Common Stock purchased by Retirement Plan for $1.71 per share.